UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On August 17, 2023, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), entered into a Controlled Equity Offering Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”). In accordance with the terms of the Sales Agreement, the Company may issue and sell, from time to time, ordinary shares, through Cantor, acting as agent or principal. Sales of ordinary shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act. Under the Sales Agreement, Cantor is not required to sell any specific amount but will act as the Company’s sales agent using commercially reasonable efforts consistent with each of their normal trading and sales practices, on mutually agreed terms. The Company plans to file a prospectus intended to cover the offering, issuance and sale of ordinary shares in at the market offerings as contemplated by the Sales Agreement.

A copy of the Sales Agreement is filed with this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Sales Agreement is qualified in its entirety by reference to the full text of the Sales Agreement filed with this Report of Foreign Private Issuer on Form 6-K.

The Company is hereby also submitting disclosure in connection with (i) unaudited consolidated financial statements of the Company for the six month periods ended June 30, 2023 and 2022, which is attached as Exhibit 99.2 hereto and incorporated by reference herein, (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations for the six month periods ended June 30, 2023 and 2022, which is attached as Exhibit 99.3 hereto and incorporated by reference herein, (iii) certain information relating to the Company’s previously announced contract with the Government of Egypt, which is attached as Exhibit 99.4 hereto and incorporated by reference herein, and (iv) additional risk factor disclosure, which is attached as Exhibit 99.5 hereto and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: August 17, 2023	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Controlled Equity Offering Sales Agreement, dated as of August 17, 2023, by and between the Company and Cantor.

99.2	Unaudited consolidated financial statements of the Company for the six-month periods ended June 30, 2023 and 2022.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six-month periods ended June 30, 2023 and 2022.

99.4	Certain information relating to the Company’s contract with the Government of Egypt.

99.5	Additional risk factor disclosure.

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